UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of September 2013.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant's name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. Nidec Sankyo to Acquire Mitsubishi Materials C.M.I. Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2013
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
IR@nidec.com

Released on September 26, 2013, in Kyoto, Japan

Nidec Sankyo to Acquire Mitsubishi Materials C.M.I. Corporation

Nidec Corporation (NYSE: NJ) today announced that one of its wholly owned subsidiaries, Nidec Sankyo Corporation (“Nidec Sankyo”), has agreed to purchase all of the shares of common stock of Mitsubishi Materials C.M.I. Corporation (“CMI”) from Mitsubishi Materials Corporation (“Mitsubishi Materials”) (the “Transaction”).  Nidec Sankyo and Mitsubishi Materials have entered into a basic agreement in connection with the Transaction as of September 26, 2013.

1.

Objectives of the Transaction

As a member of the Nidec Group, Nidec Sankyo has been seeking opportunities to acquire businesses as part of its growth strategy, and has been endeavoring to grow and expand each of its major business lines with an M&A strategy tailored for each such business line.  As part of these strategic efforts, in October 2012, Nidec Sankyo made an investment in SCD Co., Ltd., a South Korean manufacturer of motor drive units for home electric appliances, to make SCD a subsidiary with an aim to enhance its product portfolio, and has sought to strengthen its home appliance and residential and facility equipment businesses.  The contemplated acquisition of CMI is intended to strengthen Nidec Sankyo’s automotive product business and, if completed as planned, will be the second acquisition transaction entered into by Nidec Sankyo with an aim to enhance its product portfolio.

Nidec Sankyo has established its current position in the motor market primarily by offering stepping motors with a particular focus on small-diameter motors for optical disk drives, digital cameras, gaming consoles and other products.  However, the markets for personal computers, digital cameras, gaming consoles and other products, which use mainly small-diameter stepping motors in which Nidec Sankyo has competitive strengths, have been maturing.  Under these circumstances, Nidec Sankyo has made it a high priority to enhance and expand its product portfolio by entering into new markets for stepping motors.  In particular, Nidec Sankyo has been considering entering into the automotive motor market, which is expected to grow significantly with expanding uses of such motors for electronically controlling fuel injection valves to improve fuel efficiency and enhancing the functionality of head-up displays.

CMI engages primarily in motor and electric contact product businesses, each of which has generated approximately one half of CMI’s total sales in recent periods.

CMI’s motor business primarily focuses on medium-diameter stepping motors particularly for the automotive and other products markets.  Since CMI’s product lines do not have much overlap with Nidec Sankyo’s product lines, the Transaction is expected to result in enhancement of Nidec Sankyo’s product line-up.  In addition, CMI’s high reputation for its technology and reliability among customers in the growing automotive stepping motor market is expected to enable Nidec Sankyo, though CMI, to quickly enter into the market, which is known to require a substantial time to enter, and gain a stable customer base.  Furthermore, if Nidec Sankyo’s cost competitiveness supported by its internal manufacturing capacity of more than 35 million units per month is successfully applied to CMI’s medium-diameter motors, Nidec Sankyo’s competitiveness may be further improved.

As discussed above, the efficient use of managerial and operational resources of Nidec Sankyo and CMI is expected to result in enhancement of the product portfolio, efficiency in product development and improvement in cost competitiveness for both companies. At the same time, CMI’s products, which are currently sold mostly to Japanese customers, can be offered to new markets on a global basis through the Nidec Group’s marketing channels.

With respect to CMI’s electric contact product business, CMI is particularly strong in the market for on-vehicle relay products, which are necessary for switching on and off and reversing the rotational direction of automotive motors.  The on-vehicle relay product market is expected to grow as the global automobile production and the number of motors used for each automobile increase.  Moreover, CMI owns manufacturing facilities in China where global automotive relay manufacturers are concentrated.  This geographical advantage is expected to contribute to the Nidec Group’s efforts to expand its group-wide automotive motor business, which is a strategic growth business area of the Nidec Group, by entering into new markets and expanding its business operations in the Chinese automotive motor market.

Nidec Sankyo intends to continue to shift its operational focus to growth areas by seeking opportunities to acquire businesses and to endeavor to accelerate organic growth in an effort to further expand its business operations.

2.

Information on CMI (Company to Be Acquired)

(1) Company Name:

Mitsubishi Materials C.M.I. Corporation

(2) Headquarters:

46-1 Senpuku, Susono City, Shizuoka, Japan

(3) Establishment:

January 10, 1966

(4) Principal Locations of Operation:

Headquarters, Toyama Prefecture (Japan), Indonesia, Malaysia, and Shanghai (China)

(5) Principal Businesses:

Development, manufacturing and sale of small motors, electric contact products and other products

(6) Total Paid-in Capital:

JPY 490 million

(7) Employees:

1,544 (consolidated) and 359 (non-consolidated)

(as of March 31, 2013)

(8) Sales for Previous Fiscal Year (ended March 31, 2013):

JPY 13,386 million (consolidated) (managerial basis)

(9) Assets as of End of Previous Fiscal Year (March 31, 2013):

Current Assets: JPY 5,826 million (consolidated)

(managerial basis)

Fixed Assets: JPY 2,981 million (consolidated)

(managerial basis)

3.

Information on the Transaction

(1) Number of Shares to Be Acquired:

490,000 (Percentage of Total Outstanding Shares: 100%)

(2) Consideration:

Cash

(3) Payment and Funding:

Cash on hand

(4) Transaction Structure:

Nidec Sankyo will acquire the shares in CMI pursuant to a share purchase agreement to which Nidec Sankyo will be a party.

(5) Schedule (Plan):

Closing of the Transaction: December 2013

4.

Information on Mitsubishi Materials (Seller of the Shares in CMI)

(1) Company Name:

Mitsubishi Materials Corporation

(2) Headquarters:

1-3-2 Otemachi, Chiyoda-ku, Tokyo, Japan

(3) Representative:

Hiroshi Yao

(4) Establishment:

1950

5.

Effect on Financial Performance for the Current Fiscal Year

Nidec Corporation intends to make appropriate disclosure of the impact of the Transactions described herein on its consolidated financial performance for the current fiscal year and announce any changes to its financial performance forecasts in accordance with the applicable rules of the Tokyo Stock Exchange once such details are determined.

Cautionary Statement Concerning Forward-Looking Information

This press release contains forward-looking statements regarding the intent, belief, strategy, plans or expectations of the Nidec Group or other parties.  Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties.  Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including, but not limited to, the risks to successfully completing the planned transaction, the anticipated benefits of the planned transaction not being realized, changes in general economic conditions particularly in the computer, information technology, home appliance, industrial and commercial machinery and equipment, automobile and related product markets, shifts in technology or user preferences for particular technologies, and changes in business and regulatory environments.  The Nidec Group does not undertake any obligation to update the forward-looking statements contained herein or the reasons why actual results could differ from those projected in the forward-looking statements except as required by law.

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